SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 0-25629

GRAND TOYS INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Suite 1501, 15th Floor,

Chinachem Golden Plaza,

77 Mody Road,

Tsimshatsui East

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 12, 2008, Grand Toys International Limited issued a press release announcing it received letters from Nasdaq regarding non-compliance with the minimum market value of publicly held shares and minimum bid price requirements under Nasdaq’s Marketplace Rules.

On February 14, 2008, Grand Toys International Limited issued a press release announcing its intention to acquire Wham-O Inc.

Copies of the press releases dated February 12 and 14, 2008 are being furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2008

Grand Toys International Limited

By:	/s/ DAVID C. W. HOWELL
David C.W. Howell
Chief Financial Officer

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EXHIBITS

Exhibit	Description of Exhibit

99.1	Press Release dated February 12, 2008
99.2	Press Release dated February 14, 2008

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